FORM 11-K


               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

          For the Fiscal Year Ended December 31, 1995


                               OR


[   ]  TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934



                  Commission File No. 0-12404



                   JACOR COMMUNICATIONS, INC.
                        RETIREMENT PLAN




                   Jacor Communications, Inc.
              201 East Fifth Street, - Suite 1300
                    Cincinnati, Ohio  45202


Financial Statements, Schedules and Exhibits.            Page No.


(a)  Financial Statements:

Report of Independent Accountants                            3
Statements of Net Assets Available for Plan Benefits
  as of December 31, 1995 and 1994                        4 and 5

Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1995              6

Notes to Financial Statements                                7


(b)  Supplemental Schedules:

Item 27a - Schedule of Investments                          12

Item 27d - Schedule of Plan Transactions in Excess
           of 5% of Current Value of Plan Assets            13



(c)  Exhibits:

Exhibit No.         Exhibit

  23           Consent of Coopers & Lybrand, L.L.P.
                  Independent Accountants                   14




                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              JACOR COMMUNICATIONS, INC.
                              RETIREMENT PLAN


DATE:  June 27, 1996     BY:   /s/ R. Christopher Weber
                                   R. Christopher Weber
                                   Plan Administrator

               REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Jacor Communications, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Jacor Communications, Inc.
Retirement Plan as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio
June 21, 1996

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                         December 31, 1994


                                 Company Stock     Company Stock    Stable   Inter-
                                 Fund-Employer   Fund-Participant    Asset  national   Balanced   Growth     Loan
                                 Contributions     Contributions     Fund     Fund       Fund      Fund      Fund        Total
Assets:
  Investments, at fair value
    (note 3):
     Temporary cash investments      $  16,033       $   6,874               $14,730  $   13,395  $  8,579              $   59,611
     Common stock of participating
       employer                        830,629         499,790                                                           1,330,419
     Warrants to purchase shares
       of common stock of
       participating employer          325,049         603,323                                                             928,372
     Mutual funds                                                 $361,131    91,013   1,045,529   929,805               2,427,478
     Loans to participants                                                                                   $13,236        13,236


        Total investments            1,171,711       1,109,987     361,131   105,743   1,058,924   938,384    13,236     4,759,116


Net assets available for plan
     benefits (note 1)              $1,171,711      $1,109,987    $361,131  $105,743  $1,058,924  $938,384   $13,236    $4,759,116




See accompanying notes to financial statements.


                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                         December 31, 1995

                                  Company Stock     Company Stock    Stable    Inter-
                                  Fund-Employer   Fund-Participant    Asset   national    Balanced     Growth      Loan
                                  Contributions     Contributions     Fund      Fund        Fund        Fund       Fund     Total
Assets:
  Investments, at fair value
    (note 3):
     Temporary cash investments      $   15,808      $    2,889                $4,583  $   14,738  $    4,872            $   42,890
     Common stock of participating
       employer                       1,364,878         738,693                                                           2,103,571
     Warrants to purchase shares
       of common stock of
       participating employer           349,648         651,629                                                           1,001,277
     Mutual funds                                                   $ 516,863 321,019   1,815,491    1,705,594            4,358,967
     Loans to participants                                                                                       $23,463     23,463

        Total investments             1,730,334       1,393,211       516,863 325,602   1,830,229    1,710,466    23,463  7,530,168

Contributions receivable                  29,274                                                                             29,274

Net assets available for plan
     benefits (note 1)               $1,759,608      $1,393,211     $ 516,863 $325,602 $1,830,229   $1,710,466   $23,463 $7,559,442




See accompanying notes to financial statements.

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                   Statement of Changes in Net Assets Available for Plan Benefits

                                                    Year ended December 31, 1995

                                Company Stock    Company Stock    Stable     Inter-
                                Fund-Employer  Fund-Participant    Asset    national    Balanced     Growth     Loan
                                Contributions    Contributions     Fund       Fund        Fund        Fund      Fund       Total

Fund balances, December 31, 1994  $1,171,711       $1,109,987    $361,131   $105,743   $1,058,924    $938,384  $13,236   $4,759,116
Investment income:
  Net appreciation
    in fair value of investments
    (note 3)                         321,797          262,618      -0-        27,069      256,882     295,799             1,164,165
  Interest                               351              165      26,647        367          661         680      935       29,806
  Dividends                                                                    6,504       84,436      32,684               123,624
Contributions:
  Employer                           364,288                                                                                364,288
  Participant                                          111,236    175,888    198,824      467,643     478,622             1,432,213
Benefits paid to participants
  (note 1)                           (68,562)          (82,528)   (30,462)   (15,237)     (47,203)    (69,778)             (313,770)
Interfund transfers, net             (29,977)           (8,267)   (16,341)     2,332        8,886      34,075    9,292        -0-

Fund balances, December 31, 1995  $1,759,608        $1,393,211   $516,863   $325,602   $1,830,229  $1,710,466  $23,463  $ 7,559,442



See accompanying notes to financial statements.

                 NOTES TO FINANCIAL STATEMENTS





1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following describes the significant accounting policies followed in the preparation of these financial statements.
     Investments Valuation

     Investments in securities (common stock and mutual funds) are valued at the last reported sales price on the last business day of the year.

     Investments, at fair value, which represent greater than 5% of plan assets at December 31, 1995 consist of the following:

          Jacor Common Stock                 $ 3,104,848

          CIGNA Guaranteed Long Term
            Account                              516,863

          American Funds - American
            Balanced Fund                      1,815,491

          American Funds - The Growth
            Fund of America                    1,705,594

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of contributions and investment earnings and expenses during the reporting periods. Actual results could differ from those estimates.

            NOTES TO FINANCIAL STATEMENTS, Continued






     Other

     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


2.   TAX STATUS:

     The Plan has received a favorable determination for
     qualification under Sections 401(a) and 401(k) (dated June  7,
     1995) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.

3.   DESCRIPTION OF PLAN:

     The following description of the Jacor Communications, Inc.
     Retirement Plan provides only general information.
     Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

     A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and twelve consecutive months of employment with a minimum of 1,000 hours of service in such twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

            NOTES TO FINANCIAL STATEMENTS, Continued






     B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to three percent of their annual eligible compensation. Additional amounts may be contributed by the employer from current or accumulated earnings and profits for the benefit of all employees.

     C. PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of any additional Company contribution, and plan earnings or losses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     D. VESTING - Participants are immediately vested in their accounts.

     E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective.

     F. RIGHT TO TERMINATE - Although there are no current plans to do so, the employer, in accordance with the procedure set forth in the Plan, may terminate the Plan at any time. If the Plan should happen to terminate, participants will receive the full value of the vested interest as of the appropriate valuation date.


4.   EXPENSES OF THE PLAN:

     Currently, the employer pays all administrative expenses of the Plan.

            NOTES TO FINANCIAL STATEMENTS, Continued




5.   PARTICIPANT DATA:

     At December 31, 1995, the number of employees participating by investment direction was:
                    Stable Asset Fund       193
                    International Fund      150
                    Balanced Fund           326
                    Growth Fund             309
                    Company Stock Fund      477


6.   PLAN AMENDMENTS:

     On January 26, 1995, the Plan was amended (1) to modify the definition of compensation and (2) to permit the Plan to delay the distribution to any Participant who has committed an act of dishonesty or fraud in connection with his employment.

     On May 2, 1995, the Plan was amended in several technical respects in order to obtain the issuance of a favorable determination letter from the Internal Revenue Service with respect to the Plan.

     On July 31, 1995, the Plan was amended (1) to modify the definition of plan administrator and (2) to credit service with certain predecessor employers as service with Jacor.


7.   TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST

     In connection with the January 11, 1993 restructuring of Jacor and its debt obligations, all holders of the then outstanding common stock received 0.0423618 shares of a new class of Jacor's common stock and 0.1611234 warrants to purchase such new common stock in exchange for every share of existing common stock. As a result of the restructuring, the Plan received 137,074 warrants to purchase the Jacor common stock. After the receipt of the warrants, Jacor determined that the Department of Labor could view the receipt of the warrants as a prohibited transaction under ERISA. On October 17, 1994, Jacor filed an Application for Prohibited Transaction Exemption with the Department of Labor. On June 21, 1996, a final exemption was published in the Federal Register.

            NOTES TO FINANCIAL STATEMENTS, Continued






7.   TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST,
     Continued:

     In June 1996, Jacor elected to allow these warrants to automatically be converted into the right to receive the Fair Market Value thereof (determined to be $19.70 per warrant) upon the closing of its 1996 Stock Offering. The closing of the 1996 Stock Offering occurred June 12, 1996. Plan participants were notified of this on May 16, 1996 and were informed that any time prior to the closing of the 1996 Stock Offering they could exercise their warrant, in whole or in part, at the stated exercise price of $8.30.

8.   RECONCILIATION TO FORM 5500

     Department of Labor regulations require that differences between the amounts included in the financial statements of the Plan and reported on Form 5500 be disclosed. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1995 and 1994, in the amounts of $149,700 and $72,200, respectively, are reported as a liability on Form 5500 but not in these financial statements prepared in conformity with generally accepted accounting principles.





                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                      Item 27a - Schedule of Investments
                              December 31, 1995


                                     Number of
                                     Shares or
                                     Principal                   Current
Name of Issuer and Title of Issue     Amount         Cost         Value

  Temporary Cash Investments           42,890     $   42,890   $   42,890

* Jacor Communications, Inc.
    Common Stock                      120,204      3,382,455    2,103,571

* Jacor Communications, Inc.
    Common Stock Purchase Warrants    112,820                   1,001,277



Mutual Funds:
  CIGNA Guaranteed Long Term Account  516,863        516,863      516,863

  American Funds EuroPacific
    Growth Fund                        13,879        300,271      321,019

  American Funds American
    Balanced Fund                     128,303      1,633,505    1,815,491

  American Funds The Growth
    Fund of America                    55,848      1,506,256    1,705,594
      Total Mutual Funds                           3,956,895    4,358,967


Loans to participants                                 23,463       23,463

     TOTAL INVESTMENTS                            $7,405,703   $7,530,168




*  Person known to be a party-in-interest to the Plan.

                                  ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                                               IN EXCESS OF 5% OF CURRENT
                                                  VALUE OF PLAN ASETS



     Column         Column               Column         Column       Column      Column       Column       Column        Column
       A              B                    C              D            E           F            G            H             I
                                                      Selling Price              Expenses               Current Value
                  Description                           or FMV                  incurred                 of asset on
  Identity of         or                Purchase       at date of    Lease         with       Cost of    transaction     Net gain
party involved       asset                Price      distribution    Rental    Transaction     asset        date        or (loss)

Purchases

Open Market   Jacor Communications,   $  387,391                                             $  387,391   $  387,391
              Inc. Common Stock
              (43 separate purchases
              totaling 25,300 shares)

Open Market   American Funds:

              American Balanced Fund    $  546,271                                           $  546,271   $  546,271
              (27 purchases totaling
              41,176 shares)

              American Growth Fund      $  579,070                                           $  579,070   $  579,070
              (23 purchases totaling
              19,428 shares)

           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN





                           EXHIBIT 23






               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statements of Jacor Communications, Inc. on Form S-8 (File No. 33-
1293) and Form S-4 (File No. 333-06639) of our report dated June 21, 1996, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31, 1995 and 1994, and for the year ended December 31, 1995, which report is included in this Form 11-K.







COOPERS & LYBRAND, L.L.P.
Cincinnati, Ohio
June 27, 1996